

February 7, 2014

Via E-mail
Mr. Peter de Visser
Chief Financial Officer
Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, British Columbia, V6C 3P1
Canada

> **Re:** **Pretium Resources Inc.**
> **Form 40-F for the Year Ended December 31, 2012**
> **Filed March 19, 2013**
> **Response dated January 22, 2014**
> **File No. 001-35393**

Dear Mr. de Visser:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2012
Notes to the Consolidated Financial Statements, page B-5
Note 3 – Significant Accounting Policies, page B-5
Exploration and evaluation expenditures, page B-6

1.   We note your response to our prior comment 1 indicates the various factors you considered in your determination of when technical feasibility and commercial viability are demonstrable. Tell us whether you consider your Feasibility Study for the Brucejack Project included in the Form 6-K dated June 28, 2013, which represents your best selection of the alternative studies and includes a Class 4 cost estimate, demonstrates technical feasibility and commercial viability consistent with paragraphs 5(b) and 17 of IFRS 6. If you do not believe the Brucejack Project has demonstrated technical

feasibility and commercial viability, please tell us what specific criteria/considerations, beyond those already considered in the Feasibility Study, must still be met.

Note 4 – Critical Accounting Estimates and Judgments, page B-9
Impairment, page B-9

2.   We note your response to our prior comment 2.   Please clarify for us how you applied paragraph 20(b) of IFRS 6 in determining that no impairment testing indicators existed for the Snowfield Project at December 31, 2012. In your response, please quantify the following: a) the historical exploration and evaluation expenditures incurred on the Snowfield Project in each of the last three years, and b) the annual amounts you had budgeted or planned to be incurred on the Snowfield Project as of December 31, 2012 for each subsequent year thereto.

You may contact James Giugliano at (202) 551-3319, or Raj Rajan at (202) 551-3388, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining